The Mexico Fund, Inc. October 26, 2023

As announced on September 14, 2023, The Mexico Fund, Inc. (the “Fund”) is paying on October 26, 2023, a distribution of $0.2000 per share to stockholders of record on October 18, 2023. Under the Fund’s Managed Distribution Plan (MDP), the Fund pays quarterly distributions of $0.2000 per share.

As a general matter, the amount of distributable income for each fiscal period depends on the aggregate gains and losses realized by the Fund during the entire year. Distributions may consist of net investment income, capital gains and return of capital, but the character of these distributions cannot be determined until after the end of the Fund’s fiscal year.

The Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’.

However, under the Investment Company Act of 1940, the Fund is required to indicate the source of each distribution to stockholders. The following table sets forth an estimate of the source of the October 26, 2023, distribution and of distributions paid in the current fiscal year:

Distribution Estimates	October 2023		Fiscal Year-to-date ( YTD)[1]
Source	Per Share Amount	Percent of Current Distribution	Per Share Amount	Percent of Fiscal Year Distributions
Net Investment Income	$0.1202	60.10%	$0.4808	60.10%
Net Realized Short-Term Capital Gains	$0.0126	6.30%	$0.0504	6.30%
Net Realized Long-Term Capital Gains	$0.0570	28.50%	$0.2280	28.50%
Return of Capital	$0.0102	5.10%	$0.0408	5.10%
Total Distribution	$0.2000	100.00%	$0.8000	100.00%

Information regarding the Fund’s performance and distribution rates is set forth below:

Average Annual Total Return for the 5-year period ended on September 30, 2023[2]	8.71%
Current Annualized Distribution Rate (current fiscal year)[3]	3.19%
Current Fiscal Year Cumulative Total Return[4]	20.05%
Cumulative Distribution Rate (current fiscal year)[5]	2.92%

[1]	The Fund’s current fiscal year began on November 1, 2022.

[2]	Average Annual Total Return represents the simple arithmetic average of the Annual NAV Total Returns of the Fund for the last five years. Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of those distributions.

[3]	The Current Annualized Distribution Rate is the Cumulative Distribution Rate as of September 30, 2023, annualized as a percentage of the Fund’s NAV at the same date.

[4]	Current Fiscal Year Cumulative Total Return is the percentage change in the Fund’s NAV from November 1, 2022, through September 30, 2023, including distributions paid and assuming reinvestment of those distributions.

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The Mexico Fund, Inc. October 26, 2023

[5]	Cumulative Distribution Rate for the Fund’s current fiscal period (November 1, 2022, through September 30, 2023) measured on the dollar value of distributions in the period as a percentage of the Fund’s NAV as of September 30, 2023.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s MDP.

The amounts and sources of distributions reported above are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report the distribution for federal income tax purposes.

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